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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Barbeques Galore Limited

(Name of Issuer)

Ordinary Shares, no par value and American Depository Shares each representing one Ordinary Share

(Title of Class of Securities)

067091108

(CUSIP Number)

Paul Evans
Ironbridge Capital Pty Limited
Level 33, 88 Phillip Street
Sydney, New South Wales 2000
Australia.
011-61-2-9250-8700

Copy to:

Michael J. Fieweger, Esq.
Baker & McKenzie LLP
130 East Randolph Drive
Suite 3500
Chicago, Illinois 60601
(312)861-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 067091108

1.	Name of Reporting Person: BBG Australia Pty Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Victoria, Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 933,750

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 933,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 933,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 067091108

1.	Name of Reporting Person: BBG Holdings Pty Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Victoria, Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 933,750

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 933,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 933,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 067091108

1.	Name of Reporting Person: Ironbridge Capital Pty Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Victoria, Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 933,750

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 933,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 933,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 067091108

1.	Name of Reporting Person: Ironbridge Capital Holdings Pty Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Victoria, Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 933,750

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 933,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 933,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.9%

14.	Type of Reporting Person (See Instructions): CO

ITEM 1.	SECURITY AND ISSUER.
     The class of securities to which this Statement relates are the ordinary shares, no par value, (the “Ordinary Shares”) of Barbeques Galore Limited, a corporation incorporated in the Australian Capital Territory, Australia (the “Company”). The principal executive office of the Company is located at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush, Sydney, NSW 2144 Australia.
ITEM 2.	IDENTITY AND BACKGROUND.
(a)	This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
(i)	BBG Australia Pty Limited (“BBG Australia”), a private limited company incorporated under the laws of Victoria, Australia by virtue of its deemed beneficial ownership of 933,750 Ordinary Shares of the Company;

(ii)	BBG Holdings Pty Limited (“BBG Holdings”), a private limited company incorporated under the laws of Victoria, Australia, by virtue of its being the sole shareholder of BBG Australia;

(iii)	Ironbridge Capital Pty Limited (“Ironbridge”), a private limited company incorporated under the laws of Victoria, Australia, by virtue of its being the sole shareholder of BBG Holdings; and

(iv)	Ironbridge Capital Holdings Pty Limited (“Ironbridge Holdings”), a private limited company incorporated under the laws of Victoria, Australia, by virtue of its being the sole shareholder of Ironbridge;
all of whom are collectively referred to as the “Reporting Persons”. The Reporting Persons have entered into a Joint Filing Agreement dated August 18, 2005.
Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.
(b)          The address of the principal business office of each of BBG Australia, BBG Holdings, Ironbridge and Ironbridge Holdings is Level 33, 88 Phillip Street, Sydney, New South Wales 2000, Australia.
(c)          BBG Australia and BBG Holdings are newly formed entities that will be used to effect the acquisition of the Company. Ironbridge is engaged primarily in the business of managing and advising private equity investment funds engaged in the business making and managing private equity investments. Ironbridge Holdings is the holding company for Ironbridge.
(d)          None of the Reporting Persons or, to the best of their knowledge, the Reporting Persons’ executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)          None of the Reporting Persons or, to the best of their knowledge, the Reporting Persons’ executive officers or directors has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The information set forth, or incorporated by reference, in Items 4 through 6 of this Schedule is hereby incorporated by reference. As more fully described in Item 4 of this Schedule 13D, BBG Australia, on the one hand, and each of Sam Linz, Sarwill Pty Ltd, Selati Family Partnership and Sydney Selati and Denise Selati as trustee for Living Trust (collectively, the “Owners”), on the other hand, have entered into the Option Deed, dated August 10, 2005 and attached hereto as Exhibit 1 (the “Option”). Pursuant to the Option, the Owners have granted to BBG Australia, upon the satisfaction of certain conditions and the occurrence of certain events, (i) a call option to purchase an aggregate 933,750 Ordinary Shares owned by the Owners (the “Option Ordinary Shares”) and (ii) the right to direct the voting of the Option Ordinary Shares after delivery of a call notice in connection with the exercise of a call option. Except as disclosed herein, the Reporting Persons did not pay additional consideration to the Owners in connection with obtaining the Option. If BBG Australia elects to exercise the Option, BBG Australia currently expects to pay the exercise price thereunder through equal loans from BBG Holdings and BBG (US Finance) LLC, an affiliate of BBG Australia. BBG Holdings LLC and BBG (US Finance) LLC will obtain the funds to loan to BBG Australia from private equity funds managed by Ironbridge or its affiliates which remain to be identified. BBG Australia entered into the Option with the Owners in furtherance of and as an inducement to completing the Scheme of Arrangement, as more fully described in Item 4 of this Schedule 13D.
     References to, and descriptions of, the Option are qualified in their entirety by reference to the complete terms and conditions of such agreement, which is attached as Exhibit 1 to this Schedule 13D, and is incorporated in this Item 3 in its entirety where such references and descriptions appear.
ITEM 4.	PURPOSE OF TRANSACTION.
     (a) - (j). The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule is hereby incorporated by reference. On August 10, 2005, BBG Australia and the Company entered into the Implementation Agreement, attached hereto as Exhibit 2 (the “Scheme Agreement”), providing for, among other things, the acquisition of all of the outstanding Ordinary Shares by BBG Australia pursuant to a statutory scheme of arrangement under Part 5.1 of the Corporations Act (Australia) in accordance with the terms and conditions of the Scheme Agreement (the “Scheme of Arrangement”). The Scheme of Arrangement with respect to the Ordinary Shares is subject to approval by holders of the Company’s Ordinary Shares and with respect to options to acquire Ordinary Shares is subject to approval by the holders of such options. In addition, the Scheme of Arrangement is also subject to required court and regulatory approvals and the satisfaction or waiver of certain other conditions as more fully described in the Scheme Agreement.
     Pursuant to the Scheme Agreement, and subject to the conditions described therein, the Reporting Persons through BBG Australia will acquire beneficial ownership of all of the Ordinary Shares of the Company. Upon consummation of the Scheme of Arrangement, (i) the Company will become a wholly-owned subsidiary of BBG Australia and an indirect, wholly-owned subsidiary of the other Reporting Persons, (ii) the Company’s American Depository Shares (“ADR’s”) will no longer be publicly traded on any stock exchange in the United States (iii) the Company will withdraw the ADR’s representing the Ordinary Shares from registration under Section 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”) and cease filing reports under the Exchange Act, (iv) the Board of Directors of the Company may be replaced by persons chosen by or on behalf of the Reporting Persons, and (v) the Company’s charter and bylaws may be amended by BBG Australia as its sole shareholder. The Reporting Persons intend to continue to operate the Company’s business in substantially the same manner as currently conducted, however the Reporting Persons will continue to evaluate the Company’s business and operations and may propose or develop new plans and proposals that they consider to be in the best interests of the Company and its securityholders. The Company may implement certain changes, including potentially restructuring the ownership structure of the Company and its subsidiaries.
     In furtherance of and as an inducement to completing the Scheme of Arrangement, BBG Australia entered into the Option with the Owners. Pursuant to the Option, the Owners each granted to BBG Australia an option to acquire, under certain circumstances described in the Option, a total of 933,750 Ordinary Shares owned by the Owners at a purchase price per share equal to A$13.00 per share, subject to adjustment as provided therein. In addition, subject to certain terms and conditions, each Owner agreed to vote those Option Ordinary Shares respectively owned by such Owner in accordance with the directions of BBG Australia after receipt by such Owner of notice from BBG Australia that it has exercised its call option rights under the Option. Prior to the exercise of the Option, BBG Australia is not entitled to any rights as a shareholder or optionholder of the Company as to the Ordinary Shares subject to the Option. BBG Australia did not pay additional consideration to the Owners in connection with the Owners entering into the Option with BBG Australia.
     The Option may only be exercised upon the happening of certain events and the satisfaction of certain conditions. BBG Australia may exercise the Option at any time during the Exercise Period, as defined in the Option. With respect to 700,196 Ordinary Shares subject to the Option (the “Tranche 1 Shares”), the “Exercise Period” commences at midnight on August 10, 2005, and ends on the earlier of December 31, 2006 or the Termination Date. With respect to 233,554 Ordinary Shares subject to the Option (the “Tranche 2 Shares”), the Exercise Period commences upon BBG Australia’s receipt of notice from the Federal Treasurer of the Commonwealth of Australia to the effect that there is no objection to the acquisition of or gaining control over all of the Ordinary Shares of the Company by BBG Australia under the foreign investment policy of the government of the Commonwealth of Australia (the “Treasurer Notice”), and ends on the earlier of January 31, 2006 or the Termination Date. The Termination Date is earlier of January 31, 2006 or the date which is 20 business days after the date a competing proposal or variation thereon made prior to December 31, 2005 becomes unconditional. Furthermore, BBG Australia may only exercise the Option with respect to both the Tranche 1 Shares and the Tranche 2 Shares: (i) if a competing proposal to acquire the Company or substantially all of its assets or shares, is publicly announced or made; (ii) if BBG Australia undertakes to acquire or to gain control over all of the Ordinary Shares of the Company by way of a scheme of arrangement and such scheme of arrangement becomes effective; or (iii) BBG Australia undertakes to acquire or to gain control over all of the Ordinary Shares of the Company by way of a takeover bid under Chapter 6 of the Corporations Act (Commonwealth of Australia) and such takeover bid is declared, or otherwise becomes, unconditional. Exercise of the Option with respect to the Tranche 2 Shares is, in addition, conditioned upon BBG Australia’s receipt of the Treasurer Notice. Because none of these events has occurred as of the date hereof, the Reporting Persons expressly disclaim beneficial ownership of the Option Ordinary Shares upon exercise of the Option until such time as the Reporting Persons exercise the Option.
     References to, and descriptions of, the Scheme Agreement and the Option are qualified in their entirety by reference to the complete terms and conditions of such agreements, which are attached as exhibits to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.
     Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
(a)-(b)	The Reporting Persons may be deemed to share the power to dispose and vote the 933,750 Ordinary Shares subject to the Option which represent approximately 19.99% of the 4,671,091 issued Ordinary Shares, as represented by Company in the Scheme Agreement. The Reporting persons disclaim beneficial ownership of the Option Ordinary Shares which they may have under the Option because the Option may be exercised only upon the satisfaction of certain conditions, none of which has occurred.

(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

(d)-(e)	Not Applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     The information set forth, or incorporated by reference, in Item 4 of this Schedule 13D is hereby incorporated by reference.
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	-	Option Deed by and among BBG Australia Pty Limited and each of Sam Linz, Sarwill Pty Ltd, Selati Family Partnership and Sydney Selati and Denise Selati as trustee for Living Trust, dated August 10, 2005.

Exhibit 2	-	Implementation Agreement by and between BBG Australia Pty Limited and Barbeques Galore Limited, dated August 10, 2005 (incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by Barbeques Galore Limited on August 17, 2005).

Exhibit 3	-	Joint Filing Agreement among Ironbridge Capital Holdings Pty Limited, Ironbridge Capital Pty Limited, BBG Holdings Pty Limited and BBG Australia Pty Limited.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
August 18, 2005

BBG Australia Pty Limited

By:	/s/Michael Hill

Name:	Michael Hill

Its:	Director

BBG Holdings Pty Limited

By:	/s/Michael Hill

Name:	Michael Hill

Its:	Director

Ironbridge Capital Pty Limited

By:	/s/Paul Evans

Name:	Paul Evans

Its:	Director

Ironbridge Capital Holdings Pty Limited

By:	/s/Paul Evans

Name:	Paul Evans

Its:	Director